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ANNOUNCEMENT

This announcement is published pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

China Southern Airlines Company Limited (the “Company”) noted from the enforcement news published by the Securities and Futures Commission ("SFC")  that the SFC has commenced criminal proceedings against Mr. Lam Kwong Yu, an independent non-executive director of the Company and a former independent non-executive director of Hong Kong Aircraft Engineering Company Limited  (Stock Code: 00044) ("HAECO"), for alleged insider dealing in HAECO's shares on 4 June 2010 (the "Legal Proceedings"). Mr. Lam pleaded not guilty to one count of insider dealing.

According to the SFC's news, SFC alleges that Mr. Lam purchased 4,000 HAECO's shares on 4 June 2010 through an online securities trading account after being told about a proposed deal in which Cathay Pacific Airways Limited, a substantial shareholder of HAECO, would sell its entire stake in the company to Swire Pacific Limited. The deal triggered a general offer for all shares in HAECO and proceeded at HK$105 per share. SFC also alleges that Mr. Lam sold his HAECO's shares after the said announcement. (Note: Mr. Lam resigned as an independent non-executive director of HAECO on 6 June 2010.)

The SFC’s investigation followed a letter from Mr. Lam’s solicitor in which Mr. Lam explained that he bought the HAECO's shares inadvertently without obtaining approval from the chairman of HAECO’s board of directors, as required by internal company policy.

The board of directors of the Company (the “Board”) confirms that as of the date of this announcement, the business, operations and financial position of the Group have not been and will not be affected by the Legal Proceedings. As the Legal Proceedings is only at its preliminary stage, the Board is unable to ascertain whether Mr. Lam can still fulfil the requirements under Rules 3.08 and 3.09(1) of the Listing Rules as at the date of this announcement. The Company is currently collating further information of, and taking further legal advice as to the Legal Proceedings of Mr. Lam. The Company will closely monitor the further development of the Legal Proceedings against Mr. Lam and will announce its decision as to whether to continue the engagement of Mr. Lam as the independent non-executive director of the Company as soon as practicable.

Further announcement will be also be made if there is any further information and update regarding the above as and when appropriate in accordance with the Listing Rules.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 June 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.